UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2017

PRAXAIR, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-11037	06-124-9050
(State or Other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 RIVERVIEW DRIVE, DANBURY, CT	06810
(Address of principal executive offices)	(Zip Code)

(203) 837-2000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial account standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

ITEM 1.01. Entry into a Material Definitive Agreement.

On June 1, 2017, Praxair, Inc., a Delaware corporation (“Praxair” or the “Company”), and Linde Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Linde”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which they agreed to combine their respective businesses and become subsidiaries of a new Irish holding company, Zamalight plc, to be renamed Linde plc (“Linde plc”).

Under the terms of the Business Combination Agreement, Linde plc will make a public exchange offer to exchange each issued and outstanding no-par value bearer share of Linde, pursuant to which each Linde share tendered and not withdrawn and accepted for exchange will be exchanged for 1.540 ordinary shares of Linde plc (the “Exchange Offer”). Immediately following the completion of the Exchange Offer, Zamalight Subco, Inc., an indirect wholly-owned Delaware subsidiary of Linde plc (“Merger Sub”), will merge with and into Praxair, with Praxair surviving the Merger as a wholly-owned indirect subsidiary of Linde plc (the “Merger”, and together with the Exchange Offer, the “Business Combination”). In the Merger, each share of Praxair common stock will be converted into the right to receive one Linde plc ordinary share. Upon completion of the Business Combination, and assuming that all of the outstanding Linde shares are exchanged in the Exchange Offer, former Praxair shareholders and former Linde shareholders will each own approximately 50% of the outstanding Linde plc shares.

Prior to the time of delivery of the Linde plc shares pursuant to the Business Combination, Linde plc will apply to admit its shares to listing and trading on the New York Stock Exchange and will apply to admit its shares to listing and trading on the regulated market (regulierter Markt) of the Frankfurt Stock Exchange and the sub-segment thereof with additional post-admission obligations (Prime Standard).

Under the terms of the Business Combination Agreement, Stephen F. Angel, who is currently Chairman, President and Chief Executive Officer of Praxair, will become the Chief Executive Officer of Linde plc and a member of the board of directors of Linde plc, and Professor Dr. Wolfgang Reitzle, who is currently Chairman of the Linde supervisory board, will become the Chairman of the board of directors of Linde plc. The board of directors of Linde plc will consist of twelve directors, six of whom are to be designated by Praxair (including Mr. Angel) and six of whom are to be designated by Linde (including Prof. Dr. Reitzle). The companies have agreed to a balanced governance structure to be implemented through Linde plc’s Constitution, governance guidelines and committee charters of the board of directors of Linde plc.

The Business Combination Agreement contains mutual customary representations and warranties of Praxair and Linde relating to their respective businesses and public filings. Additionally, the Business Combination Agreement provides for customary pre-closing covenants, including the obligation of Praxair and Linde to conduct their businesses in the ordinary and usual course consistent with past practice and to refrain from taking certain actions without receiving consent of the other party.

Completion of the Business Combination will be subject to the satisfaction (or waiver, if legally permitted) of conditions, including (a) approval of the Merger by holders of a majority of the outstanding shares of Praxair common stock, (b) the tender in the Exchange Offer of at least 75% of the outstanding Linde shares, (c) approval by requisite governmental regulators and authorities, including approvals under applicable competition laws and approval by the relevant exchange regulators (the “regulatory condition”), (d) absence of any law, regulation or injunction or order by any governmental entity in Ireland, the United Kingdom, Germany or the United States of America that prohibits or makes illegal the completion of the Business Combination and (e) that there has been no material adverse effect on and no material compliance violation by either Praxair or Linde as determined by a third-party independent expert. Except for the regulatory condition, all conditions to the Business Combination must be satisfied on or prior to the end of the acceptance period for the Exchange Offer. The regulatory condition may remain outstanding for up to twelve months following the end of the acceptance period, subject to any extension of the acceptance period. As a result, the exchange of Linde shares pursuant to the Exchange Offer and conversion of Praxair shares pursuant to the Merger may be made on a date that is significantly later than the end of the acceptance period, or may not occur.

The Business Combination may be terminated for, or may terminate as a result of, certain reasons, including, among others, (a) the mutual consent of Praxair and Linde to termination, (b) a change in recommendation regarding the Business Combination from the Praxair board, the Linde executive board or the Linde supervisory board (provided that, with respect to the Linde supervisory board, such change involves recommending that Linde shareholders not accept the Exchange Offer), (c) the occurrence of an “adverse tax event” (as defined in the Business Combination Agreement), (d) a permanent injunction or order by any governmental entity in Ireland, the United Kingdom, Germany or the United States of America that prohibits or makes illegal the completion of the Business Combination, (e) the occurrence of a change, event, occurrence or effect that has had or is reasonably expected to have a “material adverse change” (as defined in the Business Combination Agreement) on Linde or Praxair or (f) the failure to satisfy any of the conditions described in the preceding paragraph.

The parties currently expect regulatory approval to be finalized and the Business Combination to be completed in the second half of 2018 but in no event later than the date that is twelve months after the expiration of the acceptance period, subject to any extension of the acceptance period.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

ITEM 7.01. Regulation FD Disclosure.

On June 1, 2017, Praxair announced that it entered into the Business Combination Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

Linde and Praxair will host a joint media conference to discuss the proposed combination on Friday, June 2 at 5:00am Eastern Time, 11:00am Central European Time at the Hotel Vier Jahreszeiten Kempinski, Maximilianstrasse 17, 80539 Munich, Germany. Interested parties may listen live via the internet at www.the-linde-group.com.

Linde and Praxair will also hold a joint investor conference call to discuss the proposed combination on Friday, June 2 at 9:00am Eastern Time, 3:00pm Central European Time. Interested parties may listen live via the internet at http://event.mescdn.com/linde/analyst-call-20170602.

The Company is furnishing the information in this Item 7.01 and in Exhibit 99.1 to comply with Regulation FD. The information contained in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, regardless of any general incorporation language in such filings.

ITEM 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement, dated June 1, 2017, by and among Praxair, Inc., Linde Aktiengesellschaft, Zamalight PLC, Zamalight Holdco LLC and Zamalight Subco, Inc.

99.1	Press release issued by Praxair, Inc., dated June 1, 2017, concerning the Business Combination Agreement (furnished and not filed for purposes of Item 7.01).

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight PLC (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New

Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com/.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRAXAIR, INC.
Registrant

Date:	June 1, 2017	By:	/s/ Guillermo Bichara
Guillermo Bichara
Vice President, General Counsel & Corporate Secretary

Exhibit Index

Exhibit No.	Description
2.1	Business Combination Agreement, dated June 1, 2017, by and among Praxair, Inc., Linde Aktiengesellschaft, Zamalight PLC, Zamalight Holdco LLC and Zamalight Subco, Inc.

99.1	Press release issued by Praxair, Inc., dated June 1, 2017, concerning the Business Combination Agreement (furnished and not filed for purposes of Item 7.01).